Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

LaneAxis Inc.
419-A Main Street, Suite 121
Huntington Beach , CA 92648
https://laneaxis.com/

Up to $3,929,999.70 in Common Stock at $1.10
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: LaneAxis Inc.
Address: 419-A Main Street, Suite 121, Huntington Beach , CA 92648
State of Incorporation: DE
Date Incorporated: June 04, 2015

Terms:

Equity

Offering Minimum: $9,999.00 | 9,090 shares of Common Stock
Offering Maximum: $3,929,999.70 | 3,572,727 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.10
Minimum Investment Amount (per investor): $298.10

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See bonus information below.*

<u>Investment Incentives and Bonuses*</u>

Early Bird Bonus

40% bonus shares for the first 4 days of the campaign

35% bonus shares for the next 4 days of the campaign

30% bonus shares for the next 4 days of the campaign

25% bonus shares for the next 4 days of the campaign

20% bonus shares for the next 4 days of the campaign

15% bonus shares for the next 4 days of the campaign

10% bonus shares for the next 7 days of the campaign

5% bonus shares for the next 14 days of the campaign

Volume Bonuses

$5000+ investment = 5% bonus shares

$10000+ investment = 10% bonus shares

$20000+ investment = 20% bonus shares

**All bonuses occur after the offering is completed.*

The 10% Bonus for StartEngine Shareholders

LaneAxis, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.10 per share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $110. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are either cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

LaneAxis is trailblazing a new path forward for the fractured $12 trillion global supply chain, with an immediate focus on the $1 trillion U.S. freight industry. Backed by patented tech - LaneAxis has created the first Brokerless Shipper-to-Carrier Direct Freight network powered by blockchain and the AXIS Utility Token - potentially eliminating $200 billion in "managed fees," 28 billion empty truck miles per year, and streamlining an industry that lacks transparency, trust, and efficiency.

No more phone calls, no more faxes, no more catastrophic supply chain disruptions triggered by predictable or unforeseen emergencies. LaneAxis is singular in its holistic and comprehensive approach to transforming the outdated supply chain into a worldwide digital network and transportation marketplace, forming the bridge between the freight industry and Web 3.0.

Litigation

LaneAxis, Inc. as a company has been involved in two prior federal suits which have been resolved, one in 2018 and one in 2016. The 2016 suit was a patent infringement suit which was settled and LaneAxis did not pay any claim. The 2018 suit was a suit by former shareholders which has since been settled.

There are currently no active or outstanding lawsuits.

Corporate Structure

LaneAxis, Inc. has two wholly-owned subsidiary companies, LaneAxis GPSCT, Inc., a Delaware corporation, and Bubo Technologies, LLC, a Delaware Limited Liability

Company. Currently, both subsidiaries have no active business operations, no employees, and no revenue. Both subsidiaries were created for the purposes of investments and activities which did not come to fruition. LaneAxis, Inc. plans to wind down and close both entities.

Competitors and Industry

The LaneAxis Carrier and Shipper Portal's main competitors still remain to be Verizon Connect, Geotab, Fourkites, 10-4 and Uber Freight. The competitors listed are load boards with mobile tracking but not a driver network system with query able access to directly connect to drivers.

The LaneAxis FreightVISION app's main competitors are Trucker Path and Truck Map. The LaneAxis FreightVISION app connects to the LaneAxis network portal. A data driver network that provides real-time tracking, e-docs and direct connectivity.

When it comes to the complete system as a whole , LaneAxis differentiates from its competitors by not only improving the process of moving product today but introducing new kpi's, data, innovative technology and visibility into freight managment and movement.

Current Stage and Roadmap

Prior Key Developments

2015 - LaneAxis Incorporated with 40+ Shareholders - Most involved in Supply Chain

2016 - Patent filed for LaneAxis IP

2018 - U.S. Patent No. 9,928,475 - "Shipper and Carrier Interaction Optimization Platform"

https://laneaxis.com/wp-content/themes/steed/assets/pdf-files/LaneAxis-Patent-9928475.pdf

Q2 2019 - Formed partnerships with AAOO, Pilot Flying J and HERE mapping.

Q3 2019 - 2019 token deployed on Etherscan
https://etherscan.io/token/0xf0c5831ec3da15f3696b4dad8b21c7ce2f007f28

Q4 2019 - Mobile application is live on Playstore and is fully functional, adding over 1,000 new customers in Q4 2019. Truck drivers use the app daily for truck specific navigation. Future development will allow drivers to direct freight in the app.

Q1 2020 - 2,000+ new customers to the mobile application so far in Q1. A current ~ 25%+ monthly growth rate from Q4.

Q2 2020 - Successfully closed 1M raise on StartEngine without extending. Carrier portal launch and is fully functional. Shareholder connections starting to use the carrier portal.

Q3 2020 - Shipper portal is fully functional and initial user base growth. Ramp up marketing to grow driver network and revenue via $1 Carrier/Broker track your shipment charge.

Q4 2020 - Shipper direct queries the LaneAxis driver network and connects directly within seconds. R&D on Axis Network and additional future revenue opportunities.

Q1 2021 - Advanced network visibility. LaneAxis' network algorithm provides advanced visibility to both shippers and drivers helping reduce the one million daily empty truck movements. SEC approves min fund raise amount - launch Reg CF raise for full $5M for growth, gaining users/revenue and scale.

Q2 2021 (projected) - Close the new $4 Mil Reg CF raise. Begin growing the Axis network community of token stakeholders.

Q3 2021 (projected) - Integrate AXIS token into existing platform as utility token. Advanced network visibility to both shippers and drivers helping reduce the one million daily empty truck movements.

2022 & Beyond (projected) - Gain market share from load boards and transform supply chain industry into a new way of thinking about loads. Monetize aggregation of data in the network.

2024-2025 (projected) - Siphon 20% of brokered posted loads equaling approx. 10,000 loads per day running through LaneAxis Network

The Team

Officers and Directors

Name: Rick L. Burnett

Rick L. Burnett's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder/Chairman/CEO
  Dates of Service: June 04, 2015 - Present
  Responsibilities: All company operations. Currently Rick Burnett draws a salary of $100,000.00 annually and there is no equity compensation plan in place at this time.

- **Position:** Director
  Dates of Service: June 04, 2015 - Present
  Responsibilities: Corporate management.

Name: R. Mason Burnett

R. Mason Burnett's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Operations of product development. Currently, Mason draws a salary of $72,000.00 annually and there is no equity compensation plan in place at this time.

- **Position:** Director
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Corporate management.

Name: Andrew Rivera

Andrew Rivera's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Marketing Officer
  Dates of Service: July 01, 2015 - Present
  Responsibilities: Oversee and orchestrate marketing activities for LaneAxis. Currently, Andrew draws a $72,000.00 annual salary and has no equity compensation plan in place at this time.

Other business experience in the past three years:

- **Employer:** Budbo, Inc.
  Title: Communications Director
  Dates of Service: March 01, 2017 - July 01, 2018
  Responsibilities: Responsible for copywriting and other marketing initiatives

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $3,930,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order

to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which

management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing access to shippers and drivers to our platform. Our revenues are therefore dependent upon the market for such services.

We may never have an operational product or service
It is possible that there may never be an operational shipper and carrier direct network or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company’s making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently continuing to developer our shipper and carrier platform and mobile trucker app. Delays or cost overruns in the development of our shipper and carrier platform and mobile trucker app and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
LaneAxis was formed on 06/04/2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of

competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. LaneAxis has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, limited # of users and limited revenues. If you are investing in this company, it's because you think that a shipper / carrier direct network portal is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns patent #9928475. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers'

operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on AWS or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on AWS could harm our reputation and materially negatively impact our financial condition and business.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility
A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including any tokens that we may release to the public in the future. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of any tokens that we may release to the public in the future. and other blockchain assets to fluctuate.

Investments in small businesses and start-up companies are often risky.
The Company's management may be inexperienced and investors will not be able to evaluate the Company's operating history. Small businesses may also depend heavily upon a single customer, supplier, or employee whose departure would seriously damage the company's profitability. The demand for the company's product may be seasonal or be impacted by the overall economy, or the company could face other risks that are specific to its industry or type of business. The Company may also have a hard time competing against larger companies who can negotiate for better prices from suppliers, produce goods and services on a large scale more economically, or take advantage of bigger marketing budgets. Furthermore, a small business could face risks from lawsuits, governmental regulations, and other potential impediments to growth.

We have minimal revenues and as a result we face risks and uncertainties relating to our ability to successfully implement our proposed operations.
We have had minimal revenues from our operations which make an evaluation of our future performance and prospects difficult. Our prospects must be considered in light of the risks, expenses, delays, problems and difficulties that may be encountered in the expansion of our business based on our planned operations, including, but not limited to, current and potential future regulatory limitations that may be imposed on the trucking industry participants. Furthermore, we face risks and uncertainties relating to our ability to successfully implement our proposed operations.

The Company may need additional capital, which may not be available.

The Company may require funds in excess of its existing cash resources to fund operating deficits, develop new products or services, establish and expand its marketing capabilities, and finance general and administrative activities. Due to market conditions at the time the Company may need additional funding, or due to its financial condition at that time, it is possible that the Company will be unable to obtain additional funding as and when it needs it. If the Company is unable to obtain additional funding, it may not be able to repay debts when they are due and payable. If the Company is able to obtain capital it may be on unfavorable terms or terms which excessively dilute then-existing equity holders. If the Company is unable to obtain additional funding as and when needed, it could be forced to delay its development, marketing and expansion efforts and, if it continues to experience losses, potentially cease operations.

No guarantee of profitability and our estimated expenses may exceed the projected needs on which this offering is based.
There can be no assurance that our revenues will be sufficient to create net profits for our Company. Although our management believes in our economic viability, there can be no guarantee that the business will be profitable to the extent anticipated. Success of the venture is primarily dependent upon the extent that we are able to operate our Company in accordance with expectations and assumptions as set forth in our financial projections. We have estimated the cost of certain expenses required to fund our initial capital needs which will allow us to conduct our operations for approximately the next 12 months. If expenses exceed those projected, we may need to conduct an additional seed offering which would negatively impact the value of the Shares.

Our success will be dependent on our key founders and employees.
Our ability to achieve our investment objectives is dependent upon the performance of our founders and key employees, in the management of our assets and operation of our day-to-day activities. You will rely on our management's ability and the oversight of our board of advisers (if and when fully established). We will not provide key-man life insurance policies for any of our founders or key employees.

Our success depends on our ability to execute fully our business strategy.
Our ability to implement the key initiatives of our business strategy is dependent upon a number of factors, including our ability to effectively manage our business, including the potential impact on cash flows, acquire additional users of our app, and secure short and long-term financing at attractive rates, if at all. There can be no assurance that any of these initiatives will be successfully and fully executed in the amounts or within the time periods that we expect.

An economic slowdown or other unfavorable changes in economic conditions in the markets could adversely impact our business, results of operations, cash flows and financial condition and the value of your investment.
The development of negative economic conditions may significantly affect a supporter's ability to financially support or an investor's ability or desire to invest in an early-stage company. In addition, these conditions may also lead to a decline in the

value of early stage companies and make it more difficult for us to raise additional capital at an attractive valuation. We could also face challenges related to adequately managing our company, should we experience increased operating and compliance costs, and as a result, we may experience a material loss or a decline of revenues. Any of these factors may adversely affect the business, results of operations, cash flows and financial condition and the value of your investment.

The Company's growth relies on market acceptance.

While the Company believes that there will be significant customer demand for its products/services, there is no assurance that there will be broad market acceptance of the Company's offerings. There also may not be broad market acceptance of the Company's offerings if its competitors offer products/services which are preferred by prospective customers. In such event, there may be a material adverse effect on the Company's results of operations and financial condition, and the Company may not be able to achieve its goals.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The Company may not have audited financial statements nor is it required to provide investors with any annual audited financial statements or quarterly unaudited financial statements.

The Company may not have audited financial statements or audited balance sheets reviewed by outside auditors. In addition, the Company is not required to provide investors in the offering with financial information concerning the Company to which the investors may use in analyzing an investment in the Company. Therefore, your decision to make an investment in the Company must be based upon the information provided to the investors in its private placement documents without financial statement information and therefore, the limited information provided herewith with which investors will make an investment decision may not completely or accurately represent the financial condition of the company. Furthermore, as a non-reporting SEC company, the Company is not required to provide you with annual audited financial statements or quarterly unaudited financial statements.

We do not have any intention to pay dividends now or in the future.

Our Board will decide our dividend policy in the future depending on the results of our operations, our financial condition and other factors related to the business that the board, in its sole discretion, may consider relevant. Our dividends policy may also be changed at any time. We do not have any intention to pay dividends now or in the future.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Rick L. Burnett	10,053,269	Common Stock	67.05
Rick L. Burnett	1	Preferred Stock	67.05

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, and Convertible Notes Payable. As part of the Regulation Crowdfunding raise, the Company will be offering up to 3,572,727 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 29,710,043 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Common Stock.

Preferred Stock

The amount of security authorized is 2,000,000 with a total of 1 outstanding.

Voting Rights

Each share of Series A Preferred Stock shall be entitled to such number of votes that equal the total number of Common Stock outstanding and entitled to vote on any voting event as of the record date for the determination of stockholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited. Series A Preferred Stock otherwise have no economic rights and are not convertible into common stock.

Material Rights

The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware (such certificate being hereafter referred to as a "Preferred Stock Designation"), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. rn the event that at any time the Board of Directors shall have established and designated one or more series of Preferred Stock consisting of a number of shares less than all of the authorized number of shares of Preferred Stock, the remaining authorized shares of Preferred Stock shall be deemed to be shares of an undesignated series of Preferred Stock unless and until designated by the Board of Directors as being part of a series previously established or a new series then being established by the Board of Directors. Notwithstanding the fixing of the number of shares constituting a particular series, the Board of Directors may at any time thereafter authorize an increase or decrease in the number of shares of any such series except as set forth in the Preferred Stock Designation for such series. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status of authorized undesignated Preferred Stock unless and until designated by the Board of Directors as being a part of a series previously established or a new series then being established by the Board of Directors. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of the capital stock of the Corporation entitled to vote thereon, without a vote of the holders of the Preferred Stock or of any series thereof, voting as a separate class, unless a vote of any such holders is required pursuant to the terms of any Preferred Stock Designation.

Convertible Notes Payable

The security will convert into Optional conversion into common stock or preferred stock, depending on terms of the conversion. and the terms of the Convertible Notes Payable are outlined below:

Amount outstanding: $290,000.00
Maturity Date: July 12, 2018
Interest Rate: 4.0%
Discount Rate: 0.0%
Valuation Cap: $0.00
Conversion Trigger: Change of control or optional conversion.

Material Rights

The Company expects to convert these outstanding convertible notes at 2X principal, no interest, at their original conversion price.

$50k was subsequently converted leaving a balance of $290k (not including interest) of these notes.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

<p>Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).</p>

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $410,000.00
  Use of proceeds: First system design
  Date: January 01, 2017
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: Working capital
  Date: October 04, 2019
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 1,768,000
  Use of proceeds: Shares issued during 2017 for services and other consideration.
  Date: December 31, 2017
  Offering exemption relied upon: 506(b) and/or Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $386.00
  Number of Securities Sold: 3,855,482
  Use of proceeds: Shares issued during 2019 for services and other consideration and as a result of conversion of certain outstanding promissory notes.
  Date: December 31, 2019
  Offering exemption relied upon: Section 4(a)(2) and/or Rule 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,069,715.42
  Number of Securities Sold: 2,756,430
  Use of proceeds: StartEngine Platform Fees 3.5% of funds Marketing 48% of funds Facebook ads, LinkedIn ads, Truck Radio, Truck Stop Billboards, YouTube Tech development/features: 25% of funds Lane-Rate Bidding, Predictive analytics for freight capacity. (User data feedback and deployment of new features to improve LTV:CAC) Operations 20% of funds Driver relationship support, any addition to new team members. legal 3.5% of funds Continual Ip Patent protection and legal support.
  Date: February 21, 2020
  Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,070,000.00
  Number of Securities Sold: 2,610,000
  Use of proceeds: General working capital
  Date: June 30, 2020
  Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 7,700,000
  Use of proceeds: shares issued to certain consultants, service providers and related parties in consideration of various services provided by certain consultants, service providers and related parties to the Company.
  Date: June 30, 2020
  Offering exemption relied upon: Rule 506(b) and/or Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 1,630,000
  Use of proceeds: The Company issued approximately 1.63 million shares of its common stock to certain consultants and service providers in consideration of various services provided by such consultants and service providers to the Company, in consideration of the conversion of $245,000 in outstanding convertible notes of the Company, and otherwise for cash
  Date: August 31, 2020
  Offering exemption relied upon: 506(b) and/or Section 4(a)(2)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 1
  Use of proceeds: One share of Series A Preferred Stock issued to the Company's CEO as described in the Company Securities section.
  Date: June 30, 2020
  Offering exemption relied upon: 506(b) and/or Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

There are multiple circumstances which led to the performance on our financial statements.

First, LaneAxis was incorporated in June 2015, and developed an original system as a shipper to carrier platform that focused on major shippers inviting their carrier networks. At that time, there was a lack of technology being used by drivers in the industry which gave us limited functional abilities to develop our software. In 2016 and 2017, as beta testing progressed only 18% to 22% of the drivers had smartphones. Furthermore, those drivers that did use smartphones did not want to use their data on our service or did not want to be tracked. There was no device for the LaneAxis' software to run the load tracking and electronic documentation capabilities.

Second, as time progressed, in 2018, the Company's focus was on blockchain and tokenizing the platform for future network monitoring while technology caught up in the transportation industry. In the beginning of 2019, the Company forged a partnership with AAOO, Pilot Flying J and HERE, a truck-specific navigation system. AAOO's partnership with our Company connected AAOO's 100,000+ driver network with the LaneAxis Professional Trucker App. The App was engineered to integrate into the members' mouse system in order to extract member benefits. Driver gains truck-specific mapping with all Pilot Flying J location and every 15-minute price updates. Furthermore, driver locations are accessed inside the LaneAxis network portal. This development required a substantial amount of capital funding.

As the network grows, shippers will have the ability to bid and connect directly to drivers. The current focus of the $.99 track your shipment is geared towards the millions of loads a day that are being managed by phones, paperwork and emails.

At the end of 2019, the trucking industry went through an upheaval because of the implementation of the electronic logging device mandate (the "ELD Mandate"). The ELD Mandate enforces the hours of service law, which how much truck drivers can drive and when. They cannot drive for more than 11 hours during a 14-hour period. Revenue for fiscal year 2018 was $418,428, compared to fiscal year 2019 revenue of $0 due to this situation. Our expenses were $612,662 in 2019 and $776,420 in 2018 due to our investment in the company.

In conclusion, the industry was not moving at the same pace as the technology LaneAxis was developing in the past until 2019. In 2019, major development cost was incurred to re-engineer and integrate partnerships to the platform.

Historical results and cash flows:

Past historical results and cash flows are not representative of what investors should expect in the future. Over the past few years, our product, platform, and software was in development. In addition, the trucking industry was also starting to deploy more current technology to their drivers. Now, with truck drivers increasingly using smartphones, including the ELD Mandate requiring drivers to log their trucking hours on their phone, we expect our network of drivers to expand and that our platform will be able to be more fully utilized in the industry.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We have 44 shareholders (excluding shareholders that participated in the Company's 2020 Regulation CF raise), no banking lines of credit, and $100,000 of shareholder loans.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds in this campaign factor into our financial resources and will allow us to scale and grow more quickly, however, we will still be able to run without this raise.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

These funds are focused on marketing, building brand awareness and growing revenue.

LaneAxis is growing it's driver network every day without the crowd funds. The functional system will grow the revenue with already established relationships with major shippers and brokers that have verbally committed to use the LaneAxis system/network. The purpose of the crowd funding is to build the market awareness of the solution which will expedite the network/revenue growth and is not different from any other company needing capital to expand its growth. The $50,000 cash on hand is used conservatively as we add drivers daily to the network and looking forward to being able to expedite the growth from the crowd funds.

The funds from this campaign are not viable for the companies success but will help the growth and scale of the company. If we did not have these crowd funds, we would still be able to run.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Our minimum of $10,000 does not have a hinderance on the future of LaneAxis and we would continue operating the company for the foreseeable future. These expenses are based on the past company expenses leading up to the present.

How long will you be able to operate the company if you raise your maximum funding goal?

The maximum funding raise will allow over 12 months of operating expenses, primarily consisting of marketing expenses: truck posters boards, social media marketing, email campaigns, trucker radio stations and more as the network and revenue ramp up.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

While there are many possible options for capital after this campaign, LaneAxis is looking to fund its future growth through revenue. At this point in time we do not have any plans for future capital raises. We will address any future sources of capital as required by the business when needed.

Indebtedness

- **Creditor:** Shareholder convertible notes
  Amount Owed: $350,000.00
  Interest Rate: 4.0%
  Maturity Date: June 12, 2018

- **Creditor:** Certain shareholder
  Amount Owed: $100,000.00
  Interest Rate: 12.0%
  Maturity Date: October 04, 2022
  The related interest expense was $14,050 and $14,000 for fiscal years 2019 and 2018, respectively. As of December 31, 2019 and December 31, 2018, the accrued interest was $49,397 and 35,397, respectively.

- **Creditor:** PPP Loan
  Amount Owed: $21,110.00
  Interest Rate: 0.0%
  In 2020, the Company received a loan in the amount of $21,110 pursuant to the Paycheck Protection Program of the CARES Act. The Company has applied for the forgiveness of the loan.

Related Party Transactions

- **Name of Entity:** Charles T. Sellers

Relationship to Company: Minority shareholder
Nature / amount of interest in the transaction: Note is for three years at 12% interest only per year.
Material Terms: During fiscal year 2019, the Company entered into a $100,000 note payable agreement with a certain shareholder. The interest rate is 12% per annum. The unpaid principal and accrued interest mature on October 4, 2022. As of December 31, 2020, the outstanding balance was $100,000.

Valuation

Pre-Money Valuation: $32,681,048.40

Valuation Details:

Our pre-money valuation was determined based on an analysis of our IP assets, technology, development, the market, our partnerships, and our historical revenue.

Our utility token has also already been approved to be listed on several exchanges, which we believe will increase our valuation substantially in the future. Given the planned increase in revenues, the continued increased traction that we are seeing on our platform and the potential future value of our tokens, we believe that these factors and others justify our current valuation figure of ~$32.7M. We have set our valuation internally without a formal-third party independent valuation. The pre-money valuation has been calculated on a fully diluted basis.

In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; the company does not currently have any outstanding options, warrants, and other securities with a right to acquire shares nor any shares reserved for issuance under a stock plan that are issued. The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $290,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  The funds raised on our minimum funding goal will go 100% back into the start engine campaign marketing. Most likely will be Facebook Ads or the best place for ROI ad spend.

If we raise the over allotment amount of $3,929,999.70, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  40.0%
  40% of the funding raised will be spent towards gaining users and increasing awareness about the LaneAxis platform and gaining market share from load boards etc.

- *Operations*
  40.0%
  40% of the funds raised will be used for day to day operations. Making necessary system improvements to gain more users, furthering our technology and increasing value to our customers.

- *Company Employment*
  16.5%
  16.5% of the funds raised will be used for team salary, hiring new team members, any contract work we need, etc.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://laneaxis.com/ (https://laneaxis.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/laneaxis

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR LaneAxis Inc.

[See attached]

LANEAXIS, INC.

(a Delaware corporation)

Financial Statements for the calendar years ended

December 31, 2020 and 2019

IndigoSpire
CPAs & ADVISORS

INDEPENDENT AUDITOR'S REPORT

March 30, 2021

To: Board of Directors, LANEAXIS, INC.
Attn: Rick Burnett
Re: 2020-2019 Financial Statement Audit

We have audited the accompanying consolidated financial statements of LANEAXIS, INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, shareholder equity, and cash flows for the calendar year periods ended December 31, 2020 and 2019, and the related notes to such financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations, shareholder equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in notes to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

March 30, 2021

LANEAXIS, INC.
BALANCE SHEET
As of December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

ASSETS	**2020**	**2019**
Current Assets		
Cash and cash equivalents	$ 62,849	$ 33,185
Accounts Receivable	109,770	0
Total current assets	172,619	33,185
Property and equipment, net	9,016	12,494
Intangible assets, net	1,987,829	2,161,453
Total Assets	**$ 2,169,464**	**$ 2,207,132**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
StartEngine payable	$ 120,977	$ 0
Interest payable	43,370	49,397
Notes and credit line payable – current portion	290,000	350,000
Total Current Liabilities	454,347	399,397
Notes payable – related party	110,000	100,000
PPP loan	20,942	0
Total Liabilities	585,289	499,397
SHAREHOLDERS' EQUITY		
Common Stock (50,000,000 shares of $0.0001 par value per share, authorized, 29,485,653 and 17,628,617 shares issued and outstanding as of December 31, 2020 and 2019, respectively)	2,949	1,763
Preferred Stock (2,000,000 shares of $0.0001 par value per share, authorized; Series A Preferred Stock, $0.0001 par value per share, 1 shares authorized, 1 and 0 shares issued and outstanding as of December 31, 2020 and 2019, respectively)	-	-
Additional paid-in capital	5,026,767	3,925,799
Retained earnings	(3,445,541)	(2,219,826)
Total Shareholders' Equity	1,584,175	1,707,736
Total Liabilities and Shareholders' Equity	**$ 2,169,464**	**$ 2,207,132**

LANEAXIS, INC.
STATEMENT OF OPERATIONS
For Years Ended December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Revenues	$ 118,852	$ 0
Operating expenses		
General and administrative	505,075	185,995
Research and development	373,882	151,777
Sales and marketing	280,984	97,788
Total operating expenses	1,159,941	435,560
Net Operating Income (Loss)	(1,041,089)	(435,560)
Depreciation and amortization (expense)	(177,102)	(177,102)
Interest (expense)	(7,524)	(14,050)
Tax provision (benefit)	0	0
Net Income (Loss)	$ (1,225,715)	$ (626,712)

LANEAXIS, INC.
STATEMENT OF SHAREHOLDER EQUITY
For Years Ended December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock								
	# of shares	$		Additional Paid-In Capital		Retained Earnings		Total Shareholder Equity	
Balance as of January 1, 2019	**13,773,135**	**$**	**1,377**	**$**	**3,567,302**	**$**	**(1,593,114)**	**$**	**1,975,566**
Capital distributions					(129,996)				(129,996)
Issuance of shares	3,855,482		386		488,493				488,878
Net income (loss)							(626,712)		(626,712)
Balance as of December 31, 2019	**17,628,617**	**$**	**1,763**	**$**	**3,925,799**	**$**	**(2,219,826)**	**$**	**1,707,736**
Issuance of shares	11,857,036		1,186		1,100,968				1,102,154
Net income (loss)							(1,225,715)		(1,225,715)
Balance as of December 31, 2020	**29,485,653**	**$**	**2,949**	**$**	**5,026,767**	**$**	**(3,445,541)**	**$**	**1,584,175**

LANEAXIS, INC.
STATEMENT OF CASH FLOWS
For Years Ended December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	2019	2019
Operating Activities		
Net Income (Loss)	$ (1,225,715)	$ (626,712)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add back: Depreciation of property	3,478	3,318
Add back: Amortization of intangibles	173,624	173,624
Changes in operating asset and liabilities:		
(Increase) Decrease in accounts receivable	(109,770)	0
Increase (Decrease) in interest payable	(6,026)	14,000
Net cash used in operating activities	(1,164,409)	(435,770)
Investing Activities		
Costs of intangibles	0	(1,601)
Net cash used in operating activities	0	(1,601)
Financing Activities		
Proceeds from notes payable	91,919	100,000
Distribution of capital	0	(129,996)
Proceeds from share issuances	1,102,154	488,878
Net cash provided by financing activities	1,194,073	458,882
Net change in cash and cash equivalents	29,663	21,512
Cash and cash equivalents at beginning of period	33,186	11,674
Cash and cash equivalents at end of period	$ 62,849	$ 33,186
Cash paid for interest	$ 0	$ 0
Cash paid for income taxes	$ 0	$ 0

LANEAXIS, INC.
NOTES TO FINANCIAL STATEMENTS
See Independent Auditor's Report
For Years Ended December 31, 2020 and 2019

NOTE 1 – NATURE OF OPERATIONS

LANEAXIS, INC. (which may be referred to herein as the "Company", "we," "us," or "our") was incorporated in Delaware on June 4, 2015. The Company is a software company leveraging patented technology to eliminate phone calls, faxing, emails and other outdated processes from the supply chain industry. The LaneAxis Professional Trucker App integrates directly with the carrier portal and provides free truck specific navigation, in app messaging to carriers/shippers and opportunities to direct access of loads.

The Company is still in an early development stage and has relied on securing loans, funding from share and note issuances and proceeds from product sales. As of December 31, 2020, the Company has produced negative cash from the operations of the business. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 10 – Going Concern). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 11 – Subsequent Events), borrowing additional debt and/or issuing shares for cash and the receipt of funds from revenue producing activities. If the Company cannot secure additional capital and/or on the terms acceptable to the Company, if at all, it may cease operations. There can be no assurance that the Company's attempts to raise any additional financing will be successful. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. Additionally, in 2020, the Company faced economic uncertainty due to the COVID-19 pandemic.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $62,849 and $33,185 of cash on hand, respectively.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to seven years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Intangible Assets
The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 20 years.

Identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset. The Company has not recorded any impairment of intangible assets as of December 31, 2020.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the

measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

Sales Income - During 2019, the company adapted the provision of ASU 2014-09 Revenue from Contracts with Customers ("ASC 606").

ASC 606 provides a five-step model for recognizing revenue from contracts:

- Identify the contract with the customer
- Identify the performance obligations within the contract
- Determine the transaction price
- Allocate the transaction price to the performance obligations
- Recognize revenue when (or as) the performance obligations are satisfied

The Company's primary source of revenue is the end user licensing of the Company's app.

Accounts Receivable
The Company does not expect to have material accounts receivable from customers due to the prevailing market conditions of pay-at-the-time of use.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – FIXED AND INTANGIBLE ASSETS

As of December 31, property and equipment, net of accumulated depreciation consists of the following balances:

	2020	**2019**
Beginning balance	$12,494	$14,211
Add: Equipment purchases	0	1,601
Less: Current year depreciation expense	(3,478)	(3,318)
Ending balance	**$9,016**	**$12,494**

Accumulated depreciation for property and equipment for the fiscal years ended December 31, 2020 and December 31, 2019 totaled $8,375 and $4,897, respectively.

NOTE 4 – INTANGIBLE ASSETS

The components of the Company's intangible assets consist of the following definite-lived assets:

	2020	2019
Beginning balance	2,161,453	2,335,077
Add: Capitalized costs	0	0
Less: Amortization expense	(173,624)	(173,624)
Ending balance	**1,987,829**	**2,161,453**

Accumulated amortization for the fiscal years ended December 31, 2020 and 2019 was $616,533 and $442,909, respectively.

NOTE 5 – INCOME TAX PROVISION

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2020, the Company had federal net operating loss ("NOL") carryforwards of approximately $466,163 which will begin to expire in 2035. The Company had state NOL carryforwards of approximately $196,233, which will begin to expire in 2035. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020 and 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020 and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its federal and state jurisdictions for each year in which a tax return was filed.

NOTE 6 – EQUITY

Common Stock
The Company's authorized share capital as of December 31, 2020 consisted of 50,000,000 shares, $0.0001 par value per share, designated as common shares. As of December 31, 2020 and December 31, 2019, 29,485,653 and 17,628,617 of common shares were issued and outstanding, respectively.

Preferred Stock
The Company's authorized share capital as of December 31, 2019 consisted of 2,000,000 shares, $0.0001 par value per share, designated as preferred shares. In June 2020, the Company designated one share of preferred stock as "Series A Preferred Stock." The one share of preferred stock was issued to Rick Burnett, the Company's Founder, Chief Executive Officer and a director, in June 2020. The Series A Preferred Stock share is not convertible into shares of the Company's common stock, does not entitle the holder to any economic interests and solely provides the holder with voting power equivalent to the number of votes equal to the total number of shares of common stock outstanding as of the record date for the determination of stockholders entitled to vote at each meeting of stockholders of the Company and entitled to vote on all matters submitted or required to be submitted to a vote of the stockholders of the Company. One share and zero shares of Series A Preferred Stock is issued and outstanding as of December 31, 2020 and December 31, 2019, respectively.

Completed Crowdfunded Offering
In 2020, the Company completed an offering of approximately 2.61 million shares of its common stock for total gross proceeds of approximately $1,070,000 in a securities offering exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), in reliance on Regulation Crowdfunding promulgated thereunder. The Company intends to use the proceeds of this offering for working capital.

Other Issuances and *Repayment of Debt*
In June 2020, the Company issued approximately 7.7 million shares of its common stock to certain consultants, service providers and related parties in consideration of various services provided by certain consultants, service providers and related parties to the Company, as private issuances exempt from registration under in reliance on Section 4(a)(2) of the Securities Act and/or Rule 506 promulgated under Regulation D under the Securities Act, the proceeds of which were used as working capital. As part of such issuance, the Company issued (i) approximately 4.5 million shares to Rick Burnett, the Company's Founder, Chief Executive Officer and a director, in consideration of Rick Burnett assigning all of his rights to any and all patents, trademarks and intellectual rights related to the Company's business to the Company, true up for the conversion of previously loaned funds and other consideration provided to the Company for a total value of $2,086,000 based on the same conversion formula (two times the principal loan amount) as was subsequently provided to other noteholders of the Company, at a price of $0.41 per share, and for providing services to the Company as its Chief Executive Officer as a member of its board of directors, and (ii) 1 million shares to Mason Burnett, a key consultant and a director of the Company, for Mason Burnett's key services and contributions to the Company related to the creation of the blockchain tokenized network ,which the Company believes considerably increased the value of its intellectual property, and for providing services to the Company as a member of its board of directors.

In August 2020, the Company issued approximately 1.63 million shares of its common stock to certain consultants and service providers in consideration of various services provided by such consultants and service providers to the Company, in consideration of the conversion of $245,000 in outstanding convertible notes of the Company, and otherwise for cash, as private issuances in reliance on Section 4(a)(2) of the Securities Act and/or Rule 506 promulgated under Regulation D under the Securities Act.

In 2020, the Company repaid $50,000, plus an additional $5,000 as interest, to a holder of a promissory note in the total principal amount of $100,000, with the holder agreeing to convert the balance of the note ($50,000) into shares of the Company's common stock at $0.41 per share, as a private issuance in reliance on Section 4(a)(2) of the Securities Act and/or Rule 506 promulgated under Regulation D under the Securities Act. In addition, the Company repaid another $10,000 promissory note.

NOTE 7 – DEBT

During fiscal years 2016 and 2017, the Company entered into a series of Convertible Promissory Notes amounting to $350,000. The interest rate is 4 percent per annum. The principal and accrued interest are payable on demand. As of December 31, 2020, the outstanding balance was $290,000. The entire balance was classified as current.

During fiscal year 2019, the Company entered into an additional $100,000 note payable agreement with a related party shareholder. The interest rate is 12 percent per annum. The unpaid principal and accrued interest mature on October 4, 2022. As of December 31, 2020, the outstanding balance was $110,000. The entire balance was classified as non-current.

The related interest expense was $7,524 and $14,050 for calendar years 2020 and 2019, respectively. As of December 31, 2020 and December 31, 2019, the accrued interest payable was $43,370 and 49,397, respectively.

In 2020, the Company received a loan in the amount of approximately $21,000 pursuant to the Paycheck Protection Program of the CARES Act. The Company has applied for the forgiveness of the loan.

NOTE 8 – RELATED PARTY TRANSACTIONS

During fiscal year 2019, the Company entered into a $100,000 note payable agreement with a related party shareholder. The interest rate is 12 percent per annum. The unpaid principal and accrued interest mature on October 4, 2022. As of December 31, 2020, the outstanding balance was $110,000.

As this transaction is with a party related to the Company, there is no guarantee that the terms are arm's length.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Operating Leases
The Company did not enter into any operating leases as of December 31, 2020 and 2019.

Contingencies
The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020 and December 31, 2019, there were no pending

or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

NOTE 10 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company, if at all. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

NOTE 11 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company anticipates offering and selling up to approximately an additional $4,000,000 worth of its shares of common stock in a securities offering intending to be exempt from registration under the Securities Act in reliance on Regulation Crowdfunding promulgated thereunder.

Management's Evaluation
Management has evaluated subsequent events through March 30, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

LaneAxis

Blockchain-Powered Direct Freight Network


LANEAXIS

Website | Huntington Beach , CA | BUSINESS TO BUSINESS | DATA/ANALYTICS

$1,964,493 raised

$1,069,715 previously crowdfunded

2,258 Investors	$32.7M Valuation
$1.10 Price per Share	$298.10 Min. Investment
Common Shares Offered	Equity Offering Type
$3.93M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

LaneAxis is trailblazing a new path forward for the fractured $12 trillion global supply chain, with an immediate focus on the $1 trillion U.S. freight industry. Backed by patented tech - we believe LaneAxis has created the first Brokerless Shipper-to-Carrier Direct Freight network powered by blockchain and the AXIS Utility Token - potentially eliminating $200 billion in "managed fees," 28 billion empty truck miles per year, and streamlining an industry that lacks transparency, trust, and efficiency. No more phone calls, no more faxes, no more catastrophic supply chain disruptions triggered by predictable or unforeseen emergencies. LaneAxis is singular in its holistic and comprehensive approach to transforming the outdated supply chain into a worldwide digital network and transportation marketplace, forming the bridge between the freight industry and Web 3.0.

Overview | Team | Terms | Updates 22 | Comments | Follow

Reasons to Invest

- A massive market that is evolving and growing at a rapid pace, especially during the global pandemic. Next generation technology is needed to tackle the increasing demand, and with that the increasing expectations of the end consumers.
- Industry-first Shipper-to-Carrier Direct Network supported by blockchain and patented technology.
- Oversubscribed $1.07M raise on StartEngine in 2020, sold out within 90 days. Hundreds on the waitlist.

LETTER FROM LANEAXIS TEAM

Every person reading this is affected by the supply chain - and by the inefficiencies crippling it. Look around your own home - virtually 100% of everything you see ended up on a truck at some point. While the Supply Chain is complicated, LaneAxis streamlines and simplifies it for key stakeholders with one overarching solution: Direct Shipper-to-Carrier connectivity, total network visibility, and blockchain security managed by the AXIS Token.

Self executing smart contracts remove friction from freight movements, allowing shippers and carriers to connect directly and move loads almost instantly. Artificial Intelligence identifies available capacity, quantifies the data, and notifies relevant parties - eliminating billions of empty truck miles per year utilizing AI-generated data reports throughout the transportation network.

How important is a blockchain-powered Direct Network in filling empty trucks - particularly on return trips (known as "backhauls")?

For a bit of perspective, consider the airline industry.

Imagine a flight filled with passengers arriving at its destination, but with zero passengers booked for the return flight. Ponder further a preposterous situation where airline employees would wander the streets surrounding the arrival airport trying to recruit passengers to fly back to the original destination to avoid an empty flight.

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That preposterous situation is essentially reality in the trucking industry. Trucks arrive fully loaded at their destinations, but because no direct freight network exists - unlike the interconnected airline network - many trucks return "home" with empty trailers. How many? About ONE MILLION TRUCKS PER DAY - ADDING UP TO AN ESTIMATED 27 BILLION EMPTY MILES PER YEAR. These are colloquially known as "deadhead miles." This is terrible for the industry, the economy, and the environment. It is untenable, inefficient, and inexcusable.

Already live in the market, collecting revenue, and experiencing growth – the LaneAxis Direct Network creates a unified supply chain of manufacturers, suppliers, shippers, carriers, retailers and consumers collaborating on a secure, frictionless network.

Critically, we have partnered with Kairon Labs and LedgerLink, two heavyweights in the blockchain, tokenomics, and "market making" sectors. These firms are very selective on the clients they take on, and their expertise will accelerate our success.

We invite you to read through the information on this page closely - evaluate the market, the problems, our solutions, and our strategy.

Sincerely,

-Team LaneAxis

THE PROBLEM

Broker Model is Chaos. LaneAxis Model is Efficiency.

LaneAxis strives for a more efficient and transparent supply chain by exposing one of the industry's biggest problems: the near-monopoly third-party brokers hold over the industry. The freight brokerage industry sells itself as a necessary component to smoothen out the supply chain. But logic dictates that brokers ***need*** a chaotic and fractured supply chain to justify their existence. Without chaos they would be rendered obsolete. LaneAxis rejects this business model. We strive for efficiency.

The global pandemic made it utterly clear that the supply chain isn't ready for the demanding online environment. With the increasing demand, the expectations of end consumers also rose, demanding fast delivery without wanting to risk any loss of quality. Images of store shelves stripped bare of essentials such as toilet paper and cleaning supplies belied the fact that many of those products were in fact available and sitting in warehouses. But as the world saw, chaos consumed the supply chain. A direct, transparent freight network utilizing blockchain could have significantly mitigated this supply chain crisis by identifying available supply with available nearby carrier capacity.

CURRENT PROBLEMS


Disputed Payments
20B Empty Truck Miles/Yr
Broker Margins 15-50%
Lack of Driver Metrics
Dock Efficiency Analytics
Freight Lane Analytics
Lack of Direct Connectivity
Detention Times
CURRENT PROBLEMS

One of the many examples that illustrates the broken, unfair and outdated broker machine encompasses the fact that brokers routinely consume 40-70% commissions on freight movements, with those margins essentially pulled from the pockets of hard-working drivers. Even worse, freight brokerages – which are largely unregulated - are not required to reveal how much a shipper has paid them to haul a load. So carriers are kept in the financial dark. Apart from the fact that the broker machine is often hustling shippers, carriers and drivers out of money - their systems lack efficiency. Common problems are the lack of visibility into real-time capacity, the lack of direct connectivity, unforeseen detention times, empty truck miles, and many more, resulting in inefficient and skewed supply chain metrics.



Shippers Seeking Solutions
74%
Supply chain companies utilize 4 or 5 transportation methods.
69%
Research shows that the majority of companies (69%) don't have complete visibility of their supply chains.
62%
Companies have limited visibility of their supply chain and 15% only have visibility on production.
57%
Companies believe that supply chain management gives them a competitive edge.
22%
Companies have a proactive supply chain network.
Most grocery stores would run out of food in just three days if long-haul truckers stopped driving

Despite the lack of transparency, efficiency and fairness, these third-party managed services continue to rake in billions in profits, reaching a gross total revenues of more than $213.5 billion in 2018, all while peeling profits away from their rightful recipients.

As LaneAxis has reported extensively, independent drivers have reached a stage of near-revolt against bad brokers.

THE SOLUTION

AI Combined with Blockchain Network Data Meets the Freight Industry



LaneAxis Solutions
LANEAXIS®
Brokerless Network
SOLUTIONS
Direct Brokerless Network
Unique to the market in that it is focused on unifying small trucking companies into a powerhouse network.
Direct Negotiations
By Connecting Shippers directly to carriers, all sides save money, time and hassles.
Direct, Guaranteed Payment
Automates costly and cumbersome tasks such as contract & insurance management, driver notifications & more.
Blockchain/Tokenized Data Integrity
Secures entire supply chain from original source to final destination.
Artificial Intelligence Maximizes Capacity & Efficiency
Helps eliminate 28 Billion empty truck miles per year.

The use of Artificial Intelligence fueled by blockchain-secured data will render some longstanding trucking terms obsolete. Truckload (FTL), Less-than-truckload (LTL), regional, and last mile will simply fall under the category of "Network Visibility." Said visibility and all the benefits connected to this visibility will be made possible by combining modern technologies tracking deliveries and incentivizing drivers to share their live locations and routes via LaneAxis' reward system.

LaneAxis' focus is on the persistent two-pronged problem, namely 1) connecting shippers directly to carriers and 2) managing the complicated process of a freight movement from A to Z - from contracts to insurance certificates to shipment documents - all the way to the final proof of delivery. Thus, providing an all-in-one system that eliminates brokers, enables shippers to find and connect to qualified carriers directly, and crucially manages and monitors all aspects of the freight movement right down to the consumer.


DHL
Johnson Manufacturing
UPS
Aramex
FastWay
SF Foods

Carriers and Shippers can Connect via Desktop or Mobile

Apart from the potential benefit for the supply chain industry as a whole, LaneAxis' goal is to put money back into the pockets of the people that it belongs to, namely shippers, carriers and drivers.


LANEAXIS
LaneAxis Blockchain
&
Token Explainer Video

THE MARKET

One Trillion Dollar U.S. Freight Trucking Industry Due for Global Expansion

The targeted market consists of the U.S.-based freight trucking industry, but could be extended to the global cargo industry in the future.
According to the American Trucking Associations' (ATA) U.S. Freight Transportation Forecast, overall annual freight tonnage is expected to grow by a total of 36% between 2020 and 2031, with the amount of freight moved by trucks expected to grow 27% during that period.

In 2019, The U.S. freight trucking industry produced nearly $800 billion annual revenue and in 2020 the freight trucking market reached the $1 trillion benchmark. And the market will expand exponentially due to more domestic movements in the future. Even more, China, the world's second largest economy, forecasts that the projected market size of their freight trucking industry would surpass the $1 trillion benchmark by 2027.

Trucking Industry Trends


Overall Freight Tonnage
Freight Moved by Trucks
US Trucking Industry
Global Logistics Market
01
Overall US Freight Tonnage forecast to grow 36% through 2031
02
Freight moved by Trucks to grow 27% through 2027
03
US Trucking generates $1 trillion in annual revenue & expected to cross the $1.4 trillion in 2031.
04
The Global Logistics Market is forecast to reach $15.5 Trillion by 2023
36%
27%
$1 Trillion
$15.5 Trillion

Trucking Tech Trends


4
Tech Stocks
Provided average 35.8% return from Feb 2020 - 2021
2
Supply Chain Tech Equity Deals
Equity deals in Supply Chain & Logistics Tech industries totaled $12.1B in 2018
3
Trucking Apps
Frost & Sullivan estimates trucking-focused apps could become a $35.4B Market by 2025.
1
Truck Tech Startups
Funding for Truck Tech Startups jumped from $114M in 2014 to $3.68 in 2018

WHAT WE DO

Leveraging AI, Blockchain and Network Solutions to Improve the Shipping Process

FreightVISION and Network Management Portal

The LaneAxis platform provides shippers visibility to a filtered query carrier driver pool, allowing carriers drivers to receive direct invitation revenue alerts' in advance via network visibility. Once connected, loads are tracked in real-time, monitors truck capacity which allows drivers to pick up additional loads, and then sends electronic documentation to the shippers.



Carrier Dashboard connected to FreightVISION App monitors active and pending shipments

AXIS Token : a Multi-Purpose Utility Token

In the System, The AXIS token will serve as the central utility tool to enable all transactions within the LaneAxis blockchain ecosystem, as well as granting access to the vault of analytical business intelligence. The AXIS token fuels the LaneAxis platform by facilitating and securing business transactions between shippers and carriers. Functioning as an API access key, the AXIS token will serve a wide variety of purposes, including accessing data on the blockchain, initiating transactions and contracts, and rewarding system participants - to name just a few.

Ultimately, the AXIS Token will also supplant traditional payment processors for final settlement between Shippers and Carriers - eliminating the payment processing fees these platforms charge.


Token Ecosystem
DEPARTMENT OF TRANSPORTATION (DOT) VERIFICATION
CARRIER REGISTRATION
SHIPPER REGISTRATION
DOT NUMBER
SMART CONTRACT
SMART CONTRACT
LIST OF DRIVERS
BLOCKCHAIN TRUSTED DATA REPOSITORY
COMMERCIAL DRIVERS LICENSE (CDL)
LOADS/BILL OF LADING
CERTIFICATE OF INSURANCE
VERIFIED GEOFENCE PICKUP
IMMEDIATE NETWORK VISIBILITY - CONNECTING SHIPPERS AND CARRIERS
IMMEDIATE NETWORK VISIBILITY - CONNECTING SHIPPERS AND CARRIERS
LOADS
CARRIER ACCEPTANCE
BLOCKCHAIN TRUSTED DATA REPOSITORY
SMART CONTRACT
LOADS DETAIL HISTORY
PROOF OF DELIVERY
PROOF OF PICKUP

Blockchain technology meets LaneAxis and vice versa

The LaneAxis Blockchain solution solves the costly, complex, and time-consuming problems that have so far been beyond the individual companies' ability to implement. Documents such as insurance certificates are verified, securely stored, and monitored for renewal dates. Every shipment is built on self-executing smart contracts, with all business rules and requirements coded into the contract and securely nested into LaneAxis' immutable ledger. So, if the shipper changes its business rules or contract requirements, that information is automatically dispersed to the carrier network. Carriers would then be required to comply with the new rules or automatically be excluded from future contract opportunities until such conditions are met. All that is needed is a common foundation across the industry that will allow general implementation of LaneAxis' tailored App. The LaneAxis blockchain will be built on the Ethereum blockchain, but critically can be "paired" to other existing blockchain platforms.

To learn more about the AXIS Token and Blockchain platform, visit axistoken.io.

HOW WE ARE DIFFERENT

A First-of-its-Kind Data-Driven Network

By launching what we believe is **A First of its Kind Data-Driven Network**, LaneAxis does not view its solution as a "competitor" - we are a creator of a company-agnostic network built to benefit all parties in the supply chain. While legacy "competitors'' such as Fourkites, 10-4, Macropoint and even Uber Freight seek to connect drivers to available loads, in reality, we believe they are little more than next-generation load boards reposting existing loads - essentially a copy and paste job.



Instant, direct messaging means no more distracting "Check Calls"

By partnering up with the right strategic partners, in the freight (cargo) industry as well as in the crypto space, LaneAxis stays ahead of new trends. By implementing the right partnerships in the crypto space, LaneAxis tries to benefit from the ongoing mega bull run on digital assets, mainly driven by institutional money looking for a hedge against hyperinflationary monetary politics, as well as the new influx of retail investors, without harming the project.


LANEAXIS
Pro Trucker Praises
LaneAxis Direct Network

THE BUSINESS MODEL

A B2B Subscription Model, Engineered for Scalability

The future of LaneAxis is the aggregation of data through the network data access charges. Axis Tokens will be required to access said data. The Design of the LaneAxis' Network and App Creates Multiple Revenue Streams, while remaining true to the one solution focus.

1. Carriers pay a subscription-based monthly network membership fee (no charge for shippers to join the network). Shippers pay a 1% per load transaction fee upon rate confirmation, and a $5 per load FreightVISION tracking fee. Carriers are deducted a 1% transaction fee upon final settlement.
2. The FreightVISION App with truck-specific navigation is free for drivers. From the portal, Carriers of any size can register and add drivers for free. When a carrier creates a shipment, they assign it to a driver, then can track the shipment for a fee of only $1. They can then send a tracking link - part of the subscription and free of charge - to their existing shipping customers to build trust, transparency, and introduce them to the LaneAxis network.

Incentivizing shippers and carriers to use the platform and to buy the tokens, which is needed to use its functionalities, will be done by offering discounts to the users.

All payments are currently handled by Stripe, one of the leading payment processing companies in the world.

OUR TRACTION

Our Patented Technology is Transforming Supply Chain Logistics

With over a decade of research and development under our belt, we've built a direct logistics network to solve industry-wide problems, connecting all parties in a singular transportation ecosystem. By doing so, LaneAxis is at the forefront of a Transportation Driver and Data Network supported by patented software and blockchain technology, which leverage smart technology to help the trucking industry reach a new level of digitalization and efficiency. Years of development, proper management, depth of industry knowledge, deep connections in the supply chain industry, decades of combined trucking experience, and a patent-protected IP all come together right now. Our team is ready to take the next step and propel the project to a new level aimed at solving the massive inefficiencies in the supply chain.


2015
LaneAxis Incorporated with 40+ Shareholders - Most involved in Supply Chain
2016
Patent filed for LaneAxis IP
2018
U.S. Patent No. 9,928,475 "Shipper and Carrier Interaction Optimization Platform" approved
2019
Q2
Formed partnerships with AAOO, Pilot Flying J and HERE mapping
Q3
2019 token deployed on Etherscan
Q4
Mobile application live on Playstore and fully functional, adding over 1,000 new customers in Q4 2019. Truck drivers use app daily for truck-specific navigation
2020
Q1
2,000+ new customers to mobile application in Q1, reflecting 25% monthly growth rate from Q4 2019.
Q2
Successfully closed 1M raise on StartEngine without extending. Carrier portal launch and is fully functional. Shareholder connections starting to use the carrier portal.
Q3
Shipper portal fully functional drives further user base growth. Ramp up marketing to grow driver network and revenue via $1 Carrier track your shipment charge.
Q4
Shipper direct queries the LaneAxis driver network and connects directly within seconds. R&D on Axis Network and additional future revenue opportunities.
2021
Q1
Advanced network visibility. LaneAxis' network algorithm provides advanced visibility to both shippers and drivers helping reduce the one million daily empty truck movements. SEC approves min fund raise amount - launching another raise for 5M for growth, gaining users/ revenue and scale.
Q2
Close the $5 Mil Reg CF raise. Begin growing the Axis network community of token stakeholders.
Q3
Integration of AXIS token into existing platform as utility token. Advanced network visibility to both shippers and drivers helping reduce the one million daily empty truck movements.
2022 & Beyond
Gain market share from load boards and transform supply chain industry into a new way of thinking about loads. Monetize aggregation of data in the network.

Siphon 20% of brokered posted loads equaling approx. 10,000 loads per day running through LaneAxis Network

2024 - 2025

**all future events shown in this timeline are anticipated*

OUR PARTNERS

THE FUTURE OF TRUCKING IS NOW

"Another blockchain-based company with a solid business model: LaneAxis. Not only will LaneAxis improve efficiencies, but it will provide all participants with access to its platform, including insurance companies, shippers, drivers, and remaining brokers."

The Ideal Time to Go Direct and Invest in the Future of Freight

LaneAxis looked through the façade put forth by greed and dared to tackle the problem head-on, due to the fact that the company was founded and built from scrap by trucking industry veterans. These veterans have seen and undergone the fractures, inefficiencies and broker bullying tactics in all their aspects. As we disrupt a trillion-dollar industry, the technology developed by LaneAxis could well be the meteorite that eradicates the dinosaurs of the freight trucking business. It's just the ideal time to ***GO DIRECT*** and invest in LaneAxis.

OUR LEADERSHIP

Experienced Trucking and Freight Veterans Paired with Young Hungry Innovators

Our team could be described as *"a mix of experienced industry veterans and young hungry wolves, with extended expertise concerning the trucking and tech sector,"* which will enable us to drive this state-of-the-art concept to reality. The leadership team at LaneAxis comes to the table with a diverse but relevant background for the trucking logistics industry. Our management and advisory group is comprised of transportation and logistics veterans with trucking company ownership experience, entrepreneurs with a deep understanding of software development and integration, and financial as well as marketing professionals, thus bringing a deep and diverse experience set to the digital freight trucking industry.

In the Press

SHOW MORE

Meet Our Team



Rick Burnett

Founder & CEO

Rick's extensive knowledge of mobile technology, software development, and deep experience in (and love for) trucking and logistics inspired him to create LaneAxis. A former partner in a trucking company, Rick spent a decade researching and developing a mobile-based platform that provides real-time tracking and data analytics over freight movements. Rick's expertise culminated with the design of a Shipper-to-Carrier direct optimization platform that was granted a full U.S. Patent in March, 2018. Rick Burnett works full time at LaneAxis. 45-50+ hours per week



Mason Burnett

Chief Operations Officer

Mason oversees all internal operations at LaneAxis, commanding a lean and agile workflow within and between all teams, ensuring the elimination of any silo-based thinking. With a background in business systems/administration and a deep knowledge of the freight transportation industry, Mason keeps LaneAxis streamlined, on budget, and fiercely focused. Mason Burnett works full time at LaneAxis. 45-50+ hours per week.



Andrew Rivera

Chief Marketing Officer

Andrew is an award-winning former TV news journalist with nearly a decade of corporate experience in Public Relations and Marketing. He spent 10+ years with Disney ABC Television. Now immersed in logistics and freight transportation, he led a global marketing campaign for a successful token sale focused on a cutting edge data analytics platform. Technically and editorially savvy, he thrives on every opportunity to create imaginative writing and visuals that slice through the clutter.

Andrew Rivera works full time at LaneAxis. 45-50+ hours per week



Harsh Yadav

Technology Lead

Fluent in all coding languages, Himanshu has fully immersed himself in the freight logistics and supply chain industries. Focus areas include: virtualization, networking, UI, UX, Enterprise Software, Large Scale Systems, Web and Mobile App Development, and the creation of highly scalable cloud platforms. He is full time at the company, 45-50+ hours per week.



Elvis Rodrigues

Product-Project Manager

A passionate tech designer (and disruptor), Elvis has 10+ years of management experience in ITeS and IT Product sectors with core competencies in handling diverse range of Product Development, Software Solutions, Service Delivery, and Operations. Skilled in Service-Level Agreements, Customer Relationship Management (CRM), Databases, IT Service Management, Product Management, Software Development, Six Sigma and Project Management Body of Knowledge (PMBOK). He is full time at the company, 45-50+ hours per week.

Ellie Burnett

Creative Lead

Ellie manages the Creative Department for LaneAxis, including oversight of external vendors. Ellie is also the lead planner for special events, conferences, and a multitude of company initiatives. With a degree in Business Management and Marketing, Ellie assisted the design department at Halston Heritage and partnered with the founder of beauty app MiaMia on marketing initiatives and company outreach.

Offering Summary

Company	LaneAxis Inc.
Corporate Address	419-A Main Street, Suite 121, Huntington Beach , CA 92648
Offering Minimum	$9,999.00
Offering Maximum	$3,929,999.70
Minimum Investment Amount (per investor)	$298.10

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	9,090
Maximum Number of Shares Offered	3,572,727
Price per Share	$1.10
Pre-Money Valuation	$32,681,048.40

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See bonus information below.*

Investment Incentives and Bonuses*

Early Bird Bonus

40% bonus shares for the first 4 days of the campaign

35% bonus shares for the next 4 days of the campaign

30% bonus shares for the next 4 days of the campaign

25% bonus shares for the next 4 days of the campaign

20% bonus shares for the next 4 days of the campaign

15% bonus shares for the next 4 days of the campaign

10% bonus shares for the next 7 days of the campaign

5% bonus shares for the next 14 days of the campaign

Volume Bonuses

$5000+ investment = 5% bonus shares

$10000+ investment = 10% bonus shares

$20000+ investment = 20% bonus shares

**All bonuses occur after the offering is completed.*

The 10% Bonus for StartEngine Shareholders

LaneAxis, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.10 per share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $110. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are either cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Subject: This is it... Last Chance to Earn Bonus Shares

1 hour ago


FINAL HOURS
LAST CHANCE
TO EARN BONUS!
extra 5% shares

Hello LaneAxis Shareholders and Followers,

We are just six weeks into our campaign and about to cross the $2 million mark - with over 2,200 investors now on board.

We're down to the final hours of our "Time-Locked Bonus" program. This is your LAST chance to earn bonus shares with your investment. Invest now and you'll earn an extra 5% shares on top of your contribution.

Keep an eye on the "Time-Locked Bonus" countdown clock at the top of the page.

And remember, ONLY LaneAxis shareholders have exclusive rights to purchase AXIS Tokens (visit www.axistoken.io to learn more).

Don't miss the movement to transform transportation. Click the green "Invest Now" button now to purchase LaneAxis shares and claim your bonus! The clock is ticking.

Thanks again for your tremendous support.


BONUS
LANEAXIS

Best,

-Team LaneAxis

Network & Revenue Growth; AXIS Token Taking Off

6 days ago

Hello LaneAxis Shareholders and Supporters,

It's been another great week. Let's get to it.

Network & Revenue

LaneAxis added more than 2,000+ Carriers to the network THIS WEEK ALONE. The word is spreading fast and we are being approached by numerous organizations in the trucking, supply chain and crypto sectors who are interested in partnering with us in a variety of different ways.

Revenue is increasing at a rapid rate, we are a profitable company, and we have yet to open the spigot on numerous other revenue streams. When you combine our network growth, revenue growth, token sales, and StartEngine sales - our momentum is simply undeniable, and we believe unstoppable.

AXIS Token & Blockchain


AXIS TOKEN INTERNATIONAL

Updated AXIS Token Design

We are putting the finishing touches on the new LaneAxis Blockchain White Paper. This will answer all technical questions about the integration of the Direct Network with the blockchain, AXIS Token, and FreightVISION App – and crucially how they will all work together. We have previously given you a high level description, but this will allow you dive deep into the technical weeds. We will share the new white paper in one to two weeks.

Our AXIS Tokens have been selling like hotcakes – with the vast majority of recent sales being made by LaneAxis Shareholders. A huge thank you for your support. Although our public pre-listing sale has ended, LaneAxis shareholders still have exclusive rights to purchase AXIS Tokens. Visit www.axistoken.io to learn more.

We often boast about the strength of our blockchain development partners – and with good reason. In our last update, we showed you a list of previous clients from our primary blockchain engineering partner Pixelplex. That list included such titans as Oracle, Mercedes Benz, and Swisscom.

Recently another of Pixelplex's clients – VeChain – has been in the news for reaching all time highs amid new partnerships and integrations. The price of VeChain's native coin – VET – has increased more than 400% over the past two months. VeChain's market cap currently stands at over $12 billion dollars, placing the company at #13 on CoinMarketCap.

pixelplex

The fact that Pixelplex built the blockchain backbone for VeChain should excite every LaneAxis Shareholder and AXIS Token holder. Pixelplex is the real deal. They only work with the best because they are the best.

Core System Updates

We continue to refine the UI/UX of our core LaneAxis system and also adding new features.

LaneAxis Network: Carriers and Shippers can now view the location of their search results on a map and can view profile details to establish a quick network connection. Carriers and Shippers also have new options for managing and viewing their network connections.


LANEAXIS
SHIPPER
Search
Filters
Network
DHL
Johnson Manufacturing
UPS
DHL
DHL
DHL

Shipper Map View


LANEAXIS
SHIPPER
Search
Filters
Network
Rick & Co
Contact Info
Business Services

Map Profile View



Preferred Network Connections



9:41
EM
Exxon Mobil
Florida, Miami
300
Connections
500
Shipments
50
Drivers
30
Trucks
Profile strength 15%
Business Services
Documents
Contact
Equipmnet Type
Dry Van Trailer, FlatBed Trailer
Operations
Interstate
Industries
Tramp Shipping
Preferred Lane
LAX/CHI, PIT/NYC
Hazmat
Yes
Passenger Carrier Unit
Yes
Doing Business as
New Orlanes Inc
EIN (Federal Tax ID)
123-456-7890
Company Social Profile
Dashboard
Shipments
Network
Messages
More

FreightVISION Carrier Profile



9:41
EM
Hyundai Merchant Marine
Florida, Miami
300
Connections
500
Shipments
Profile strength 15%
Business Services
Documents
Contact
E-Si
Equipmnet Type
Dry Van Trailer, FlatBed Trailer
Revenue (USD in millions)
50-100 million
Industries
Tramp Shipping
Preferred Lane
LAX/CHI, PIT/NYC
Company Email
info@hmm21.com
Doing Business as
Hyundai Merchant Marine
Company Website
https://www.hmm21.com/
US 4-Digit SIC Code
1102
Company Social Profile
Dashboard
Shipments
Network
Messages
More

FreightVISION Shipper Profile

Final Time-Locked Bonus

We're down to less than a week remaining in our final "Time-Locked Bonus." Keep a close eye on the countdown clock at the top of the page. This is your **last chance** to earn bonus LaneAxis shares here on StartEngine. Currently you can earn 5% bonus shares with any investment. Remember, only shareholders can purchase AXIS Tokens! Click the green "Invest Now" button to stock up on those stocks.

As always, we'll continue to keep you posted on any new developments.

Thank you LaneAxis Nation.

Best,

-Team LaneAxis

Subject: Hours to Go: Shareholder Token Bonus & Public Pre-Sale Ends Today

8 days ago

AXIS Token Public Pre-Sale Ends Today

Hello LaneAxis Community,

Today we're turning off the ability for the general public to purchase AXIS Tokens prior to our listing on cryptocurrency exchanges, which we are still targeting for late Q1 - possibly early Q2.

Today also marks the LAST CHANCE for LaneAxis shareholders to earn a 30% bonus on Token purchases at the current price of $.15 cents per token.

BOTH THE PUBLIC PRE-SALE AND SHAREHOLDER 30% BONUS END AT MIDNIGHT TONIGHT (12am PDT, 4/22/2021).

As of tomorrow, 4/22/2021, ONLY LaneAxis shareholders will be allowed to purchase AXIS Tokens prior to our exchange listing.

However – the token price will be increasing from $.15 cents per token to $.25 cents per token. We will be offering a shareholder discount, but it will be lower than 30%.

In other words, we strongly encourage LaneAxis shareholders to take advantage of this offer now, so you can stock up on as many tokens as possible. Our anticipated listing price will likely be significantly higher than $.25 cents.

LaneAxis is truly running full steam right now on both our core platform and blockchain integration. Our primary blockchain development partner, PixelPlex, is finalizing all aspects of the Token and blockchain engineering process.

Here's a glimpse at some of our latest designs:



Lane Axis Logistics Smart Contract

Updated LaneAxis Smart Contract



Payment Gateway API Flow
Client
Authorization
API endpoint
Sanitization
DB server
Logging
Request
Error code 403
Error code 4xx/5xx
Retry request
Success code 2xx
Request complete
Authorized?
NO
API key invalid or rate limit reached
YES
Request OK?
NO
YES
Encode special characters as plain text
Strip potentially dangerous protocols
Endpoint specific sanitizing
Cached?
NO
Store in cache
YES
Within freshness lifetime?
NO
Revalidated?
NO
YES
YES
Log pertinent information

LaneAxis Payment Gateway


LaneAxis - FreightVISION
FreightVISION Integration Flow

Just to refresh your memory, PixelPlex is one of the top blockchain development companies in the world, having developed systems that now boast market caps in the billions of dollars.

Here's a look at some of their past Clients:


pixelplex
Clutch
ORACLE
kakao
Berkeley
ILLINOIS
UIC
CAL POLY

This is a tremendous opportunity for LaneAxis shareholders. Remember, we are currently in our FINAL "Time-Locked Bonus" period. You can earn 5% bonus shares right now by clicking the "Invest Now" button at the top of this page.

To learn more about the LaneAxis blockchain and to purchase AXIS Tokens, visit www.axistoken.io.

Best,

-Team LaneAxis

Trucker Testimonials & Medium Article

11 days ago


LANEAXIS
Shipment Id

Hello LaneAxis Shareholders and Supporters,

At the end of the day, a company trying to break new ground must absolutely rely on those whose impact will be most felt. In our case, this group is largely the roughly 4 million+ independent truckers/Owner-Operators of America.

In our most recent announcement, we shared the exciting news with you that our carrier signup rate has exploded. Here's a nice (objective) writeup about it on Medium from one of our shareholders, who happens to specialize in Startups, Investing and Finance.

The enthusiasm we are feeling from the investment community is equally shared by our carrier community. Here are a couple of unsolicited messages we've received from carriers who have joined our network over the past few days:

> ***"As a person involved in the trucking industry, and as a small business owner, I am Looking forward for LanesAxis to exploding in the coming years! The business model is phenomenal!***
>
> ***Thank you***
>
> ***SK"***


I'm a small investor, I am also a shipper, and this is a concept that is solid.
My Son is a OTR driver and his company has signed up. When commissioned this system will change the industry.

Facebook Message

Independent Trucker Jay Brock sent us a video from his cab discussing the value of a brokerless direct network:


Verify to continue
vimeo
human (and not a spambot).
I'm not a robot
reCAPTCHA
Privacy - Terms

Even our social is blowing up! We added an extra 100 followers on Instagram in less than 24 hours.

Let's keep this momentum going LaneAxis Nation! We have an industry starving for change, and we're building the community and capability to make it happen.

We're in the final phase of the "Time-Locked Bonus Program." You can earn 5% bonus shares on any investment amount (subject to minimums).

Click the green "Invest Now" Button now!

And help us keep expanding our reach on social. Here are all the pertinent links:

Social Links:

Facebook

Twitter

LinkedIn

Instagram

Telegram

And don't forget about our AXIS Token Shareholder's Bonus. You can visit http://www.axistoken.io to learn more.

Best,

-Team LaneAxis

Notice of Funds Disbursement

12 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, LaneAxis has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in LaneAxis be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Carrier Registration Exploding as Network Revenue Growth Surges

14 days ago

Hello LaneAxis Shareholders and Supporters,

Whether you're a trucker, shipper, or investor - it's a great time to be involved in the LaneAxis Direct Network. We are making major strides on all critical fronts.

CARRIER SIGNUP GROWTH EXPLOSION

As we've often said – building a massive carrier base is one of the most important foundational steps in launching a successful direct freight network. Small carriers represent the TRUE market network - with 97% of trucking companies made up of owner-operators or fleets of just a handful of trucks. This is a 1.4 million+ Carrier Network we are unifying!

We are proud to say we are exceeding our goals...

Currently LaneAxis is onboarding between 200-300 new carriers PER DAY. In our April 1st newsletter we forecast onboarding up to 2,000 new carriers per month beginning this month. Scratch that. We are now on pace to activate **6,000 to 10,000 carriers per month.**

This massive surge in carrier interest is based on numerous factors including our industry partnerships, advertising, and word-of-mouth. But most critically, capital injection enabled us to 20X the daily SMS text campaign spend targeting our database of those 1.4 million carriers. We are sending out tens of thousands of text messages per day, and the ROI on this significant marketing spend has been tremendous. We are expanding our carrier management team to handle this influx of new customers.

As new carriers come in, hundreds of direct connection requests to shippers are going out. Our outbound call center continues to onboard shippers at an accelerated pace. As our carrier network grows into the tens of thousands, we will begin approaching some of the largest shipping companies in the country (and world). LaneAxis' will leverage its deep industry connections via our shareholders and advisors to recruit these companies. Our ultimate goal is to create a "network effect" where NOT joining LaneAxis is a detrimental business decision. Our strategy is to build a "moat" around the LaneAxis platform, and we are well on our way. Just for reference: our original shareholder group includes former logistics executives for Walmart and ConAgra Foods (now Conagra Brands). In other words, our connections run deep.

OOIDA TESTING

As mentioned, word of mouth regarding the LaneAxis Network has spread fast - so much so that the largest independent trucker organization in the country, The Owner-Operator Independent Drivers Association (OOIDA) reached out to us to request beta testing of our system and initiate preliminary talks of a potential partnership.

OOIDA is an international trade association representing the interests of independent owner-operators and professional drivers on all issues that affect truckers. More than 150,000 members of OOIDA are men and women in all 50 states and Canada who collectively own and/or operate more than 240,000 individual heavy-duty trucks and small truck fleets. OOIDA is heavily active in Washington D.C., lobbying aggressively on behalf of independent truckers and owner-operators, most recently on the issue of broker abuse and unfair business practices. OOIDA has expressed deep support for our stated mission of eliminating Freight Brokers from the logistics landscape.

LaneAxis has created a dedicated web portal for OOIDA members, which you can see in the below image. Beta testing will continue over the next several weeks.


LANEAXIS
Join the Direct Freight Network
Sign in
Hello OOIDA Carrier Members!
Welcome to the LaneAxis Brokerless Direct Network!
READ MORE

BLOCKCHAIN AND AXIS TOKEN

The LaneAxis blockchain and AXIS Token also continue to generate immense interest from both within and outside the freight industry. Combining a groundbreaking direct network concept with next generation blockchain technology is whetting the appetites of both investors and industry insiders.

We will soon be releasing our new White Paper which will outline in detail our re-engineered blockchain design and Tokenomics model. Our blockchain development partners, Pixelplex and Kairon Labs, have worked on dozens of successful blockchain projects over the past few years. The leadership teams from both organizations say LaneAxis represents perhaps the most market-ready and unique blockchain use-case they have ever worked on. And while that may not sound surprising coming from a partner company, consider that a large portion of their compensation is coming in the form of AXIS Tokens. In other words – they have a lot of skin in the game and all the motivation in the world to develop a state-of-the-art tokenized platform.

And speaking of the AXIS Token, demand for this digital asset – which will serve as the fuel that powers the LaneAxis blockchain system – continues to soar.

We recently announced that the public pre-listing sale of AXIS Tokens will end on April 21. Since then, our AXIS Token website www.axistoken.io has experienced an incredible surge of activity – particularly from LaneAxis shareholders. That is due largely to the fact that we are offering LaneAxis shareholders a very generous bonus for tokens, which are currently priced at $.15 cents each. After April 21, ONLY LaneAxis shareholders will be able to purchase AXIS Tokens - but the Token price **will increase to $.25 cents**. We are still on track to list the AXIS Token on cryptocurrency exchanges toward the end of Q2 or beginning of Q3.

To learn more about the shareholder bonus, visit www.axistoken.io.


TIME-LOCKED
LANEAXIS
10% BONUS - ENDS THURSDAY
STARTENGINE.COM/LANEAXIS

FINAL TIME-LOCKED BONUS

Which brings us to our final announcement: the conclusion of our Time-Locked Bonus Program. Our current "Time Locked Bonus" offering 10% bonus shares ends in **just a few hours**. Check the countdown clock at the top of our campaign page to see how much time you have left.

This is our next-to-last Time-Locked bonus!

As you have just learned, LaneAxis is riding a strong wave of momentum. Take advantage of this bonus before it's too late.

Click the green "Invest Now" button at the top of this page to buy LaneAxis Shares now!

Best,

-Team LaneAxis

Next-to-Last Time-Locked Bonus Ends in Hours

15 days ago



Our next-to-last Time-Locked Bonus ends tomorrow! Earn 10% bonus shares with any investment amount (subject to minimum purchase requirements).

The more you invest the bigger the bonus!

Stay tuned for our next company update this Friday. We'll share exciting news about our carrier and shipper marketing efforts, new system updates, and our blockchain and AXIS Token integration - including a limited-time offer for shareholders.

Best,

-Team LaneAxis

Updates: FreightVISION, AXIS Token & Webinar

20 days ago

Hello LaneAxis Shareholders and Supporters,

Happy Friday!

A few brief updates we wanted to pass along.

FreightVISION

We've just pushed out our latest FreightVISION Driver app updates on iOS and Android. The updates include UI and UX improvements, including:

- Shipper Network search
- Shipper Network Management
- Shipper and Carrier Contract and Certificate of Insurance (COI) Management
- Improved notifications on Bids, Shipment Status, Messages and more.

We also continue to refine the backend shipment management portal for Shippers and Carriers.

AXIS Token and Blockchain

We've made tremendous strides this week in the design and development of our blockchain platform and Tokenomics model. We will soon be releasing a new White Paper detailing the updated engineering designs.

Regarding the AXIS Utility Token, we've been telling you about our plans to list the token on cryptocurrency exchanges sometime in Q2. We are now focusing specifically on late June to officially list the token on exchanges. Stay tuned for further details on a specific date and listing price.

IMPORTANT NOTE: We will be ending our pre-listing sale of AXIS Tokens on APRIL 21. You can learn more on our (newly redesigned!) AXIS Token website: www.axistoken.io.

Webinar with LaneAxis CEO Rick Burnett

On Tuesday, April 20, you're invited to join us for a webinar featuring LaneAxis Founder and CEO Rick Burnett. He'll be discussing all things transportation, direct freight network, blockchain, AXIS Token - and whatever else is on your mind. We'll be sending out official invitations next week. You'll have the opportunity to submit questions in advance or during the actual webinar.

The End is Near - for Time-Locked Bonuses

Finally - our popular "Time-Locked Bonus" program ends soon. Currently we are offering 10% bonus shares with any investment amount. The bonus amount will continue to decrease weekly until it reaches - you guessed it - zero.

So stock up on those bonus shares now while you can!

Thanks again for your support. Don't forget to share our campaign page with your friends, family, and colleagues - and make sure to follow us on all social media channels.

Best,

-Team LaneAxis

Time-Locked Bonus Program Winding Down: Current Bonus Ends in Hours

21 days ago


LANEAXIS
TIME-LOCKED
15% BONUS - ENDS TODAY
STARTENGINE.COM/LANEAXIS

Hello LaneAxis Shareholders and Supporters,

All good things must come to an end.

Our current "Time Locked Bonus" offering 15% bonus shares with any investment amount is winding down. Check the countdown clock at the top of our campaign page to see how much time you have left. To our current shareholders and thousands of followers: Now is the time to "stock up" on bonus shares before it's too late!

Click the green "Invest Now" button to earn those extra shares and put that FOMO to bed.

Best,

-Team LaneAxis

Notice of Funds Disbursement

23 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, LaneAxis has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in LaneAxis be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

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bilal z. 4 INVESTMENTS INVESTED 2 days ago
Hi axis team. Just found the "offering circular" table. It says revenue and sales is $0 and net income is negative. Is that still the case ?

> **Team LaneAxis** - LaneAxis 2 days ago
> Hello Bilal,
> Direct network launched in October 2020, revenue for 2020 was $118K, see financials.
> As of April 2021 LaneAxis is profitable covering it's monthly run rate and we anticipate continue growth moving forward. Thank you, Rick

bilal z. 4 INVESTMENTS INVESTED 2 days ago
Hi, i cant seem to find the offering circular

> **Team LaneAxis** - LaneAxis 2 days ago
> Hello Bilal,
> Glad you round it. Thanks

Michael T. SE OWNER 28 INVESTMENTS 3 days ago
Hello, what kind of Blockchain are you guys running, and what will be its Transactions Per Second?

> **Team LaneAxis** - LaneAxis 3 days ago
> Hi Michael. We will be releasing our updated White Paper soon that will include all those details. What we can tell you is we are focused on a high TPS rate. Thank you.

Roger G. SE OWNER 10 INVESTMENTS 5 days ago
Rick, Mason and the Lane Axis Team, keep up the momentum and great work in this space. Once this nut is cracked, I see huge potential for the same technology in shipping within the Oil and Gas industry. Similar challenges wrt to freight optimization and delivery to Rigs and Offshore Platforms. We can discuss at the appropriate time. Good Luck and Keep Going!

> **Team LaneAxis** - LaneAxis 5 days ago
> Hello Roger,
> Thank you for the nice comment and we are aligned with your vision. We have several international domestic direct freight network inquiries which we plan to build. In addition, we are building the blockchain tokenized platform with API capabilities that will target other direct transactional payments similar to AXIS token replacing Stripe currently deploy in the LaneAxis network. Some exciting developments and announcements coming in May, June and July. Stay tune, thanks Rick

Hip M. 17 INVESTMENTS INVESTED 5 days ago

Hello Axis team, I invested in the first round along with this round. I also bought the tokens with the 30% bonus tokens. You are doing an awesome job. I believe in your mission to revolutionize the trucking industry for fair play between large and small transport industries. Axis team are truly building the future transportation in the world. Thank you and when are we going public?

> **Team LaneAxis** - LaneAxis 5 days ago
>
> Thank you Hip! We value our supporters more than you can imagine. Regarding going public, that is on our roadmap - but it would be very premature for us to give you an exact time frame at this moment. Thank you!

Tim C. SE OWNER 25 INVESTMENTS INVESTED 5 days ago

Hi Lane Axis Team,

I invested in the first round along with this round. I also bought the tokens early this week and received the generous 30% bonus tokens. You guys are doing an awesome job. I believe in your mission to revolutionize the trucking industry and move into other transport industries. You truly have a gem in what you are building. Thank you for all of your hard work.

Tim Cronin

> **Team LaneAxis** - LaneAxis 5 days ago
>
> Thank you for the kind words Tim! Your support is sincerely appreciated.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Clint Lazenby: The, the top pain points in the industry are really around visibility. That's first and foremost. So the capacity of trucks don't know where the capacity afraid is. The second one is about where is this out in the cycle today? You're blind, but the freight, once it gets picked up, Both the shipper and the receiver.

I have no idea where that freight is at. If there's a problem, there's no predictability. If you think about every other part of your life, you have data, you have data in your house to make decisions. It's really remarkable that such an important part of our economy has absolutely no data, no insight to be able to make informed decisions, lane access fixes that.

I think the time is ride for lane access because we've got infrastructure that's out in the calves, we've got a full connectivity. The economics of data have changed and that the actual independent truck drivers are ready to engage. And our objective is to make work better, work faster, provide companies, uh, truckers with information that makes their process better.

It makes them more profitable, improves their lives. We view that as valuable, we view that as valuable to, uh, the middle class in America, we viewed that as valuable to moving freight more efficiently. We view that as valuable to making our economy work better. And that's really what we're trying to do.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:35 PM 02/23/2017
FILED 12:35 PM 02/23/2017
SR 20171176697 - File Number 5760129

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

Laneaxis, Inc.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered " Article V " so that, as amended, said Article shall be and read as follows:

Article V of the Certificate of Incorporation of the Corporation has been amended as set forth in Exhibit A attached hereto and made a part hereof by this reference.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 21st day of February, 2017.

By: [signature]
Authorized Officer

Title: Chief Executive Officer

Name: Rick Burnett
Print or Type

EXHIBIT A

to Certificate of Amendment of Certificate of Incorporation of Laneaxis, Inc.

1. Name of corporation: Laneaxis, Inc. (the "Corporation").

2. The Certificate of Incorporation of the Corporation is amended by deleting Article V in its entirety and replacing it with the following:

The total number of shares of all classes of stock which the Corporation shall have authority to issue is Fifty-Two Million (52,000,000), consisting of two classes of stock to be designated "Common Stock" and "Preferred Stock". The total number of shares of Common Stock that the Corporation is authorized to issue is Fifty Million (50,000,000) shares, $0.0001 par value per share (the "Common Stock"), and the total number of shares of Preferred Stock that the Corporation is authorized to issues is Two Million (2,000,000) shares, $0.0001 par value per share (the "Preferred Stock").

A. Common Stock.

1. General. The voting, dividend and liquidation and other rights of the holders of the Common Stock are expressly made subject to and qualified by the rights of the holders of any series of the Preferred Stock.

2. Voting Rights. The holders of record of the Common Stock are entitled to one vote per share on all matters to be voted by the Corporation's stockholders.

3. Dividends. Dividends may be declared and paid on the Common Stock from funds lawfully available therefore if, as and when determined by the Board of Directors in their sold discretion, subject to provisions of law, any provision of this Certificate of Incorporation, as amended from time to time, and subject to the relatively rights and preferences of any shares of the Preferred Stock authorized, issued and outstanding hereunder.

4. Liquidation. Upon the dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, holders of record of the Common Stock will be entitled to receive pro rata all assets of the Corporation available for distribution to its stockholders, subject, however, to the liquidation rights of the holders of the Preferred Stock authorized, issued and outstanding hereunder.

B. Preferred Stock. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware (such certificate being hereafter referred to as a "Preferred Stock Designation"), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof In the event that at any time the Board of Directors shall have established and designated one or more series of Preferred Stock consisting of a number of shares less than all of the authorized number of shares of Preferred Stock, the remaining authorized shares of Preferred Stock shall be deemed to be shares of an undesignated series of Preferred Stock unless and until designated by the Board of Directors as being part of a series previously established or a new series then being established by the Board of Directors. Notwithstanding the fixing of the number of shares constituting a particular series, the Board of Directors may at any time thereafter authorize an increase or decrease in the number of shares of any such series except as set forth in the Preferred Stock Designation for such series. hi case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status of authorized undesignated Preferred Stock unless and until designated by the Board of Directors as being a part of a series previously established or a new series then being established by the Board of Directors. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of the capital stock of the Corporation entitled to vote thereon, without a vote of the holders of the Preferred Stock or of any series thereof, voting as a separate class, unless a vote of any such holders is required pursuant to the terms of any Preferred Stock Designation.